October 19, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mary Mast

Kevin Kuhar

Tom Kluck

Celeste Murphy

RE:	HeartBeam, Inc..

Registration Statement on Form S-1

Registration Statement No. 333-259358

Ladies and Gentlemen:

On behalf of our client, HeartBeam, Inc. (the “Company” or “HeartBeam”), we submit this letter in response to the Division of Corporation Finance’s request (the “Staff”) for a Cheap Stock Letter relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed via EDGAR on October 12, 2021.

Regarding your inquiry about any test the waters (“TTW”) communications, we advise that the Company did not conduct any TTW meetings.

Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $5.50 to $6.50 per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock (the “Common Stock”), resulting in a midpoint of the Price Range of $6.00 per share (the “Midpoint Price”). The Price Range has been estimated based on a number of factors, including the progress of the Company’s studies and trials, other developments in the Company’s business, current market conditions and input received from Benchmark Company LLC (the “Lead Underwriter”).

The Price Range does not take into account any discount for the current lack of liquidity for the Company’s Common Stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value but was determined as a result of discussions among representatives of the Company and the Lead Underwriter. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of clinical development as the Company taking into account the number of programs of those companies as compared to the Company, analysis of the Company’s capital structure both prior to and pro forma for the IPO, and recent market conditions. Prior to September 23, 2021, the Lead Underwriter had not provided the Company with a specific estimated price range.

Equity Grants and Common Stock Valuation

Stock-based compensation payments to employees and consultants are recognized as expense in the statements of income. The compensation cost for all stock-based awards is measured at the grant date, based on the fair value of the award (determined using a Black-Scholes option pricing model for stock options and intrinsic value on the date of grant for non-vested restricted stock), and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award). Determining the fair value of stock-based awards at the grant date requires significant estimates and judgments, including estimating the market price volatility of the Company’s Common Stock, future employee stock option exercise behavior and requisite service periods.

Stock-based compensation expense is recorded only for those awards expected to vest using actual forfeitures. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results differ from estimates, such amounts will be recorded as cumulative adjustments in the period the estimates are revised.

Determination of Fair Value of Common Stock

As there has been no public market for the Company’s Common Stock to date, the estimated fair value of Common Stock has been determined by the Company’s Board of Directors as of the date of each option grant, with input from management, considering the most recently available third-party valuations of the Common Stock and the Board of Directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

Given the absence of a public trading market of the Company’s Common Stock, and in accordance with the guidance as outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the Company’s Board of Directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of its Common Stock including:

●	Lack of marketability of the Common Stock;

●	Price of the Common Stock sold to outside investors in arm’s length transactions, if any;

●	Actual operating and financial performance;

●	Current business conditions and projections;

●	Hiring of key personnel and the experience of our management;

●	The history of the Company and the introduction of new products and services;

●	Likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of the company given prevailing market conditions;

●	Illiquidity of share-based awards involving securities in a private company;

●	External market conditions affecting the life sciences and medical devises industry sectors.

The Common Stock valuations approach as of different valuation dates is as follows:

Enterprise Value (“EV”) Determination

●	December 31, 2019 — EV was computed based on weighted average value from the Cost Approach and Market Approach (considering the private equity financings in the comparable companies);

●	December 31, 2020 — EV was computed based on weighted average value from the Income Approach (discounted cash flow (“DCF”) method) and Market Approach (considering the private equity financings in the comparable companies). Under the DCF method, the future value of the cash flow streams is discounted using cost of capital i.e., determined based on the stage of development of the Company;

●	March 31 and June 30, 2021 — EV was computed based on the DCF method.

The equity value is then calculated by adjusting the cash (added) and debt (deducted) as of the valuation date and allocated to equity holders using a simple waterfall as we do not have a complex capital structure. A discount for lack of marketability (“DLOM”) of the Common Stock is then applied to arrive at an indication of value for the Common Stock on a minority and non-marketable basis.

If awards were granted a short period of time preceding the date of a valuation report where there was a material increase in valuation, the Company assessed the fair value used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below. In such instances, the fair value used for financial reporting purposes exceeded the exercise price for those awards.

Options Granted:

The following table summarizes by grant date the number of shares subject to options granted from January 1, 2020, through the date of this Prospectus, the per share exercise price of the options and the estimated fair value per share of the options.

Grant Date	Number of Awards Granted	Exercise Price per Share	Fair Value per Share of Common Stock
13-May-20	54,545	$0.28	$0.28
14-Aug-20	37,090	$0.28	$0.28
4-Feb-21	18,181	$0.33	$1.18
22-Mar-21	23,636	$0.33	$2.28
14-Jun-21	241,818	$2.50	$2.75
12-Sep-21	72,727	$2.81	$3.83

May 13 and August 14, 2020 Grants

EV determination primarily used the December 31, 2019 third party valuation report. The EV was computed based on weighted average value from the Cost Approach and Market Approach (considering the private equity financings in the comparable companies). The grant price and fair value per share of the Common Stock was $0.28 per share in both periods.

The Company used the Cost Approach to determine the EV for these grants considering the early stage of the Company. The following year, the Company was able to triple its cash inflows and evolve to where as an IP-centric company, it could, and did use a hybrid approach replacing the Cost Approach with a DCF method. Use of the DCF method as part of the EV determination replaced the Cost Approach as of December 31, 2020. This EV method is reflected in valuing of all 2021 grants.

February 4 and March 22, 2021 Valuations

EV was computed based on weighted average value from the Income Approach (discounted cash flow (“DCF”) method) and Market Approach (considering the private equity financings in the comparable companies). Under the DCF method, the future value of the cash flow streams is discounted using cost of capital i.e., determined based on the stage of development of the Company;

EV was subsequently computed based on the DCF method at March 31, 2021.

Equity value is then calculated by adjusting the cash (added) and debt (deducted) as of the valuation date and allocated to equity holders using a simple waterfall as the Company does not have a complex capital structure. A discount for lack of marketability (“DLOM”) of the Common Stock is then applied to arrive at an indication of value for the Common Stock on a minority and non-marketable basis, resulting in an EV of $0.33 per share at December 31, 2020 and an EV of $2.50 per share at March 31, 2021.

On March 22, 2021 the Company entered into an engagement letter with its Lead Underwriter, and since 2020 introduced a second product with a shorter commercialization timeline which adjusted the current year costs to achieve FDA clearance and thereby impacted the DCF enterprise value. As a result, equity value increased and the DLOM decreased at March 31, 2021. Using the benefit of hindsight, the Company determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of our Common Stock on this interim date between valuations.

If awards were granted a short period of time preceding the date of a valuation report where there was a material increase in valuation, as there was from December 31, 2020 to March 31, 2021, the Company assessed the fair value used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below. In such instances, the fair value used for financial reporting purposes exceeded the exercise price for those awards.

The Company used this hindsight of having a March 31, 2021 EV valuation of $2.50 per share to value the February 4 awards at $1.18 per share and the March 22, 2021 awards at $2.28 per share.

June 14, 2021 Grants

EV was computed based on the DCF method at June 30, 2021.

That equity value is then calculated by adjusting the cash (added) and debt (deducted) as of the valuation date and allocated to equity holders using a simple waterfall as the Company does not have a complex capital structure. A discount for lack of marketability (“DLOM”) of the Common Stock is then applied to arrive at an indication of value for the Common Stock on a minority and non-marketable basis, resulting in an EV which increased from $2.50 at March 31, 2021 to $2.81 at June 30, 2021.

Using the benefit of hindsight, the Company determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of our Common Stock on this interim date between valuations and the Company valued this grant at $2.75 per share.

September 21, 2021 Grants

For the September 12, 2021 grant, the factors the Company’s Board of Directors considered in determining the estimated fair value of its Common Stock in connection with the grant of these stock options included the results of operations for the most recent quarter and the EV from the most recent contemporaneous valuation prepared by a third-party valuation firm.

In the prospectus referenced herein, the Board of Directors received its first indication of the estimated preliminary price range for its Common Stock in this offering from the Lead Underwriter with a range of $5.50 to $6.50. This offering price assumes that the initial public offering has occurred and a public market for this common stock has been created. Therefore, the offering price excludes any marketability or illiquidity discount for the common stock, which was appropriately considered in the Board of Directors’ fair value determinations and can account for much of the difference between the offering price and the values determined by the board. Using the benefit of hindsight, and considering the DLOM, the Company determined that the straight-line calculation between the grant date and the estimated date that initial public offering may occur would provide the most reasonable conclusion for the valuation of our Common Stock on this interim date.

At September 21, 2021, the Board determined that the estimated fair value of the Company’s Common Stock was $2.81 per share and with hindsight has subsequently determined that the fair market value per share of common stock is $3.83 per share and intends to use that value in its financial statements.

Comparison of the September 12, 2021 Pricing and the Midpoint Price

As is typical in an initial public offering, the estimated price range for the offering was not derived using a formal determination of estimated fair value but was determined primarily by discussions between the Company and the Lead Underwriters. Among the factors that were considered in setting the Price Range were the following:

●	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

●	an assumption that there would be a receptive public trading market for pre-commercial, medical device companies such as the Company; and

●	an assumption that there would be sufficient demand for the Company’s Common Stock to support an offering of the size contemplated by the Company.

The Company notes that the difference between the September 12, 2021 grant price, the fair value per share of the common stock for accounting purposes, and the Midpoint Price is primarily attributable to the following Company-specific factors and valuation methodology-specific factors:

Company-Specific Factors

●	The Company’s expectations that the funds provided by the IPO will allow it to fund its initial product, the ER product, including the achievement of FDA 510(k) clearance and commercial launch in the third quarter of 2022.

●	The Company’s expectations that the funds provided by the IPO will allow it to also fund engineering and regulatory work for its telehealth product, to achieve FDA 510(k) submission of the telehealth product in the fourth quarter of 2022 and to ready the product for limited market release in the second quarter of 2023.

●	The valuations of comparable companies that completed or launched initial public offerings in the second and third quarters of 2021 as well as such companies’ performance in the months following their initial public offerings, which valuations reflected increases from the last private rounds of equity financing prior to such initial public offerings, i.e. reflecting step-up multiples in the initial public offering.

●	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase visibility with acquirors, increase the Company’s strategic flexibility, as well as provide enhanced operational flexibility to obtain the regulatory approval for and commercialize the Company’s products noted above.

Valuation Methodology-Specific Factors

●	The methodology for determining the June 30, 2021 valuation price that supported the September 12, 2021 grant price incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible debt will be converted into common stock. This factor is significant because the holders of the Company’s notes currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible debt results in a higher valuation of the common stock.

●	The valuation report prepared by the Company’s third-party valuation specialist in determining the June 30, 2021 valuation price that supported the September 12, 2021 grant price utilized a quantitative methodology to determine the estimated fair value of the Company’s Common Stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. EV was computed based on the Income Approach (DCF method). Under the DCF method, the future value of the cash flow streams is discounted using cost of capital i.e. determined based on the stage of development of the Company

●	The inclusion of other factors by the Lead Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company or are not quantifiable in the Company’s valuation models as a private company or are not objectively determinable by the Company.

●	The Price Range represents a future price for shares of the Company’s Common Stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the September 12, 2021 grant price represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and were subject to a DLOM as indicated above, and in the case of an IPO, subject to a six month lock-up period.

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the exercise price at which it most recently granted stock options (the September 12, 2021 grant price), the fair market value per share of common stock of these grants for financial statement purposes, the latest valuation (the June 30, 2021 valuation price) and the prior valuations are reasonable in light of all of the considerations outlined above.

The cumulative impact of this change in fair value for financial statement purposes, which impacted all 2021 option grants, increased stock-based compensation by $24,000 in the six months ended June 30, 2021.

The Company has not granted any other equity awards since September 12, 2021 and indicates it has no plans to do so through the effective date of this Registration Statement.

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (732) 395-4408 or slinsky@lucbro.com.

Sincerely,

LUCOSKY BROOKMAN LLP

/s/ Scott Linsky
Scott Linsky

cc:	Branislav Vajdic, PhD, CEO, HeartBeam, Inc.

Richard Brounstein, CFO, HeartBeam, Inc.

Soyoung Lee, Counsel, Lucosky Broadman LLP